UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41829

Primech Holdings Ltd.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 13, 2025, Primech Holdings Ltd (the “Company”) announced that it received confirmation from the Nasdaq Stock Market LLC (“Nasdaq”) that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rules for continued Nasdaq listing, and is now compliant with applicable listing standards for continued Nasdaq listing. To regain compliance with Nasdaq Listing Rules, the Company was required to maintain a minimum closing bid price of $1.00 or more per ordinary share (“Ordinary Share”) for at least 10 consecutive trading days, which was achieved on May 12, 2025.

As previously announced, on May 17, 2024, the Company reported that it had received notification from Nasdaq on May 14, 2024 that, for the previous thirty consecutive business days, the bid price for the Company’s Ordinary Shares had closed below the minimum $1.00 per share requirement for continued listing. On May 13, 2025, the Company received notification from the Nasdaq Listings Qualifications Department that the Ordinary Shares had, for the last 10 consecutive business days, a closing bid price at $1.00 per share or greater, and accordingly had regained compliance with Nasdaq Listing Rules.

On May 14, 2025 the Company issued a press release on its regaining compliance with Nasdaq minimum bid price requirement, a copy of which is attached as exhibit 99.1 hereto and incorporated by reference herein.

The contents of this Report on Form 6-K are incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-283525) declared effective by the Securities and Exchange Commission on December 9, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Primech Holdings Ltd.

Date: May 14, 2025	By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 14, 2025

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